Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Concord Acquisition Corp (the “Company”) on Form S-1 pursuant to Rule 462 (b) under the Securities Act of 1933, as amended, of our report dated September 22, 2020, except for Note 8 as to which the date is December 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Concord Acquisition Corp as of September 16, 2020 and for the period from August 20, 2020 (inception) through September 16, 2020, which report appears in the Prospectus, which is part of the Registration Statement of Concord Acquisition Corp on Form S-1 (File No. 333-249654).

/s/ Marcum llp

Marcum llp

New York, NY

December 7, 2020